UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

’

Under the Securities Exchange Act of 1934

(Amendment No. ____)*
OfficeMax, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)

67622M108
(CUSIP Number)

January 10, 2000
(Date of Event Which Requires Filing of this Statement)

Rafael Robles Miaja
Franck, Galicia, Duclaud y Robles, S.C.
Torre Optima
Tercer Piso
Avenida Paseo de las Palmas 405
Colonia: Lomas de Chapultepec
Mexico, D.F. 11000, MEXICO
Telephone: 011–525–540–9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: |_| Rule 13d–1(b) |X| Rule 13d–1(c) |_| Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER 9,400,000
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER 9,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000 (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER 9,400,000
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER 9,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000 (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER 9,400,000
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER 9,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000 (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER 9,400,000
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER 9,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000 (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER 9,400,000
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER 9,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000 (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER 9,400,000
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER 9,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000 (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER 9,400,000
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER 9,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000 (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER 9,400,000
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER 9,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000 (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (see Item 4(b))
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTION BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Orient Star Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER 9,400,000
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER 9,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000 (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (see Item 4(b))
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
(a)	Name of Issuer: OfficeMax, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 3605 Warrensville Center Road Shaker Heights, OH 44122
Item 2.
(a)

Name of Persons Filing:

This Statement is filed, pursuant to Rule 13d–1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

(1)

Mr. Carlos Slim Helú, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. María Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit, Ms. Johanna Monique Slim Domit (collectively, the "Slim Family") are beneficiaries of a Mexican trust which in turn owns 100% of the outstanding voting equity securities of Inmobiliaria Carso, S.A. de C.V ("Inmobiliaria").

(2)

Inmobiliaria is a corporation organized under the laws of Mexico. Inmobiliaria is a holding company with interests in the real estate industry, and is the sole member of Orient Star Holdings LLC ("Orient Star").

(3)

Orient Star is a limited liability company organized under the laws of Delaware. Orient Star is a holding company with portfolio investments in various companies.

(b)

Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
Mexico D.F. 11000
MÉXICO

(ii) Inmobiliaria’s principal business address is:

Insurgentes Sur #3500, PB–4
Pena Pobre
MÉXICO D.F. 14060

(iii) Orient Star’s principal business address is:

1000 Louisiana Street
Suite 565
Houston, TX 77002

(c)	Citizenship: Each member of the Slim Family is a Mexican citizen. Inmobiliaria is a Mexican corporation and Orient Star is a Delaware limited liability company.
(d)	Title of Class of Securities: Common Stock, no par value.
(e)	CUSIP Number: 67622M108
Item 3.	If this statement is filed pursuant to Rule 13d–1(b), or 13d–2(b) or (c), check whether the person filing is a(n):
(a)	|_|	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	|_|	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	|_|	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	|_|	Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a–8)
(e)	|_|	Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b–3) or under the laws of any state.
(f)	|_|	Employee Benefit Plan or Endowment Fund in accordance with &167;240.13d–1(b)(1)(ii)(F)
(g)	|_|	Parent Holding Company or Control Person in accordance with &167;240.13d–1(b)(ii)(G)
(h)	|_|	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	|_|	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3)
(j)	|_|	Group in accordance with &167;240.13d–1(b)(1)(ii)(J)
If this statement is filed pursuant to &167;240.13d–1(c), check this box |X|
Item 4.	Ownership
(a)

Amount Beneficially Owned:

Orient Star directly owns, as of January 18, 2000, 9,400,000 shares of Common Stock, no par value. By virtue of the shares held by Orient Star, Inmobiliaria, the sole member of Orient Star, beneficially owns 9,400,000 shares of Common Stock. The Slim Family, through their ownership of the voting and economic interests in a trust, owns 100% of the outstanding voting equity securities of Inmobiliaria. Inmobiliaria owns 100% of the outstanding voting securities of Orient Star. Thus, all Shares owned by Inmobiliaria and Orient Star are deemed to be beneficially owned by each member of the Slim Family.

(b)

Percent of Class:

The shares of Common Stock held by the Slim Family, Inmobiliaria and Orient Star constitute approximately 7.5% of the outstanding Common Stock of the issuer (based on 125,215,633 shares outstanding).

(c)	Number of shares as to which such person has:
(i)Sole power to vote or to direct the vote: –0–
(ii) Shared power to vote or to direct the vote: 9,400,000 shares of Common Stock, no par value
(iii) Sole power to dispose or to direct the disposition of: –0–
(iv) Shared power to direct the disposition of: 9,400,000 shares of Common Stock, no par value

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being

Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Eduardo Valdés
Eduardo Valdés
Marco Antonio Slim Domit	Attorney–in–Fact
January 18, 2000
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.

By: Alejandro Escoto
Title: Attorney, in Fact

ORIENT STAR HOLDINGS LLC

By: James M. Nakfoor
Title: Manager

POWER OF ATTORNEY

I, a holder of Common Shares, no par value (the "Securities") of OfficeMax, Inc., a corporation organized under the laws of Ohio (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdés Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney–in–fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys–in–fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys–in–fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.
January 14, 2000	/s/ Carlos Slim Helú By: Carlos Slim Helú

POWER OF ATTORNEY

I, a holder of Common Shares, no par value (the "Securities") of OfficeMax, Inc., a corporation organized under the laws of Ohio (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdés Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney–in–fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys–in–fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys–in–fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.
January 14, 2000	/s/ Carlos Slim Domit By: Carlos Slim Domit

POWER OF ATTORNEY

I, a holder of Common Shares, no par value (the "Securities") of OfficeMax, Inc., a corporation organized under the laws of Ohio (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdés Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney–in–fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys–in–fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys–in–fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.
January 14, 2000	/s/ Marco Antonio Slim Domit By: Marco Antonio Slim Domit

POWER OF ATTORNEY

I, a holder of Common Shares, no par value (the "Securities") of OfficeMax, Inc., a corporation organized under the laws of Ohio (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdés Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney–in–fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys–in–fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys–in–fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.
January 14, 2000	/s/ Patrick Slim Domit By: Patrick Slim Domit

POWER OF ATTORNEY

I, a holder of Common Shares, no par value (the "Securities") of OfficeMax, Inc., a corporation organized under the laws of Ohio (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdés Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney–in–fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys–in–fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys–in–fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.
January 14, 2000	/s/ María Soumaya Slim Domit By: María Soumaya Slim Domit

POWER OF ATTORNEY

I, a holder of Common Shares, no par value (the "Securities") of OfficeMax, Inc., a corporation organized under the laws of Ohio (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdés Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney–in–fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys–in–fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys–in–fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.
January 14, 2000	/s/ Vanessa Paola Slim Domit By: Vanessa Paola Slim Domit

POWER OF ATTORNEY

I, a holder of Common Shares, no par value (the "Securities") of OfficeMax, Inc., a corporation organized under the laws of Ohio (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdés Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney–in–fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys–in–fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys–in–fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.
January 14, 2000	/s/ Johanna Monique Slim Domit By: Johanna Monique Slim Domit

POWER OF ATTORNEY

I, a holder of Common Shares, no par value (the "Securities") of OfficeMax, Inc., a corporation organized under the laws of Ohio (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdés Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney–in–fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys–in–fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys–in–fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.
January 14, 2000	INMOBILIARIA CARSO, S.A. de C.V. /s/ Alejandro Escoto By: Alejandro Escoto Title: Attorney, in Fact

POWER OF ATTORNEY

I, a holder of Common Shares, no par value (the "Securities") of OfficeMax, Inc., a corporation organized under the laws of Ohio (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdés Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney–in–fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys–in–fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys–in–fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.
January 14, 2000	ORIENT STAR HOLDINGS LLC /s/ James M. Nakfoor By: James M. Nakfoor Title: Manager

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 18th day of January, 2000, by and between Mr. Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Inmobiliaria Carso, S.A. de C.V. and Orient Star Holdings LLC.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on any Form 3, 4 or 5 or Schedule 13D or Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of OfficeMax, Inc. that are required to be reported on any such Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.
Carlos Slim Helú

Carlos Slim Domit	By: /s/ Eduardo Valdés
Eduardo Valdés
Marco Antonio Slim Domit	Attorney–in–Fact
January 18, 2000
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.

By: /s/ Alejandro Escoto
Title: Attorney, in Fact

ORIENT STAR HOLDINGS LLC

By: /s/ James M. Nakfoor
Title: Manager